[Sutherland Asbill & Brennan LLP Letterhead]

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steve.boehm@sutherland.com

August 28, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CM Finance Inc – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of CM Finance Inc, we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Steven B. Boehm

cc:	Michael C. Mauer

Stephani M. Hildebrandt